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                                  EXHIBIT 12.1

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                Computation of Ratio of Earnings to Fixed Charges
                     For the Five Years Ended July 31, 2001

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
                                             July 31    July 31     July 31     July 31     July 31
                                              1997       1998        1999        2000         2001
Earnings:

1)  Income before                             76,766    174,983     233,641     876,966      815,576
    income taxes

2)  Plus interest                            208,407    244,111     263,198     862,420    1,006,078
    expense

3)  Earnings available                       285,173    419,094     496,839   1,739,386    1,821,654
    for fixed charges

Fixed charges:

4)  Interest expense                         208,407    244,111     263,198     862,420    1,006,078

Ratio of earnings to fixed charges              1.37x      1.72x       1.89x       2.02x        1.81x
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